FOR IMMEDIATE RELEASE



    Media Contact:                           Investor Contact:
    Thomas Dingledy                          Dianne McCormick
    216 / 425-9811 x6145                     216 / 425-9811 x1900
                   Joele Frank / Dan Katcher
                   Abernathy MacGregor Group
                        212 / 371-5999


            REVCO SEEKS TO ENJOIN BIG B POISON PILL

    Responds To Big B's Proposed Confidentiality Agreement

Twinsburg, Ohio (September 30, 1996) -- Revco D.S., Inc. [NYSE: RXR] announced today that it has filed a counterclaim against Big B, Inc. [NASDAQ: BIGB] in the Federal District Court in Birmingham, Alabama, and is making a motion for a preliminary injunction against Big B's poison pill. On September 23, 1996, Big B announced that its Board of Directors had adopted a poison pill rights plan and that the rights would be distributed to the holders of record of Big B common stock as of the close of business on October 3, 1996.

Revco's counterclaim alleges that Big B's poison pill violates Alabama law. The counterclaim also more specifically alleges that the poison pill's provisions discriminating against holders of 10% or more of its common stock and allowing only the existing directors to redeem the pill illegally interfere with the rights of Big B's shareholders.

Revco also announced that D. Dwayne Hoven, President and Chief Executive Officer of Revco, sent a letter last Friday to Anthony J. Bruno, Chairman of the Board and Chief Executive Officer of Big B, regarding the form of confidentiality agreement provided by Big B to Revco.

Mr. Hoven said, "We have reviewed the proposed confidentiality agreement that Big B sent us and we have sent them proposed changes in Big B's form of agreement. Big B is still asking Revco to execute the confidentiality agreement while its poison pill remains in place, unchallenged. This, among other provisions of the proposed agreement, simply deprives Big B's shareholders of the opportunity to receive prompt value for their shares."

                              - more -

Following is the complete text of a letter sent last Friday from Mr. Hoven to Mr. Bruno. Copies were also sent to the Board of Directors of Big B:

                                                  September 27, 1996

     Mr. Anthony J. Bruno
     Chairman of the Board and
     Chief Executive Officer
     Big B, Inc.
     2600 Morgan Road, S.E.
     Bessemer, AL  35023

     Dear Anthony:

     We have reviewed the proposed form of confidentiality agreement that you sent us, and we have proposed changes in your form of agreement. Unfortunately, it appears that Big B has not been willing to negotiate any meaningful changes in its terms, which we believe are seriously detrimental to Revco and to Big B's shareholders.

     We are willing to negotiate a reasonable confidentiality agreement that will allow us access to confidential information available to other bidders to ensure that your shareholders receive the highest value for their shares. However, we have a number of serious problems with the form of confidentiality agreement you provided us:

     o Your proposed agreement and poison pill would prohibit your shareholders from accepting our offer or any other offer not approved by your Board at least until January 31, 1997. Indeed, we or any other party could be prohibited from consummating an offer until June 30 of next year due to the poison pill. We cannot conceive of any reason why you need as much as four months (or even longer) to determine whether an offer superior to our $15 offer is available to your shareholders. We are willing to agree to delay consummating our offer for a reasonable period of time that will permit you to solicit competing bids, but we do not believe the substantial delay you envision is justified.

     o Your proposed form of agreement would require us to give up all our rights as a shareholder to challenge the validity of your poison pill even though you have yourself instituted litigation against us on that very subject.

     o Your proposed agreement would prohibit us from soliciting your shareholders to determine whether they wish to eliminate your poison pill in order to accept our offer or any other offer at least until January 31, 1997. In fact, your proposed agreement does not require you to remove your poison pill and does not prevent you from interposing other obstacles to our offer once a reasonable period to solicit bids has elapsed.

                              - more -

     o Your proposed agreement does not obligate you to provide Revco with equal access to confidential information with other parties and an equal opportunity to bid.

     We were disappointed that your Board of Directors chose to adopt a poison pill that interferes with the rights of your shareholders to accept an offer from Revco or any other party. If your Board believes that our $15 cash offer is inadequate, we would have much preferred to engage in meaningful negotiations with you to determine whether an agreement for a mutually acceptable transaction could be reached. We are still willing to discuss our offer with you and are prepared to meet at any time and place with you and your advisors.

     On September 25, 1996, the Hart-Scott-Rodino waiting period applicable to our offer expired. The only obstacle to your shareholders now accepting our offer is your poison pill. The fact is that the only real offer to acquire Big B has been made by Revco, and there is no assurance that any other party will make an offer. Even if another party is willing to make an offer to acquire Big B, there is no assurance that that offer can be consummated or will not be substantially delayed for antitrust or other reasons.

     Your Board of Directors should allow your shareholders to decide on their own whether they wish to accept our offer. If any other party is prepared to make a superior offer that can be consummated, they do not need four months (or even longer) to do so.

     Enclosed for your information is the form of confidentiality agreement that we would be willing to sign. We hope you will reconsider your position against negotiating an agreement on this basis.

     We look forward to hearing from you and discussing a mutually acceptable agreement that will result in the best, most expeditious transaction for your shareholders.

                                        Sincerely,

                                        /s/ D. Dwayne Hoven

                                        D. Dwayne Hoven

DDH:vsd

Revco, recognized as a Fortune 500 company, is the second largest drugstore chain in the U.S. operating 2,202 stores in 14 contiguous Midwestern, Southeastern and Eastern states. The stores sell prescription and over-the-counter drugs, health and beauty aids and other consumer products. Revco employs more than 32,000 associates in its stores, network of five distribution centers, regional offices and corporate offices in Twinsburg, Ohio.